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                                                                      EXHIBIT 21


                        [Bull Run Corporation Letterhead]


                                January 13, 2000
                                   8:00 a.m.

Via Telecopy

The Finance Committee of the Board of Directors
Rawlings Sporting Goods Company, Inc.
1859 Intertech Drive
Fenton, Missouri 63026

         Re:      Rawlings Sporting Goods Company, Inc.

Dear Gentlemen and Ladies:

         We appreciate the proposal that Mr. Easton communicated last evening at approximately 8:00 p.m. from the Finance Committee and we are anxious to move forward with you as promptly as possible. Unfortunately, we are unable to respond to your proposal by 9:00 a.m. this morning as instructed by Mr. Easton. Based on our discussions with our lender, our equity investors and our investment bankers, the information you have offered to provide to us is not sufficient to allow our lender to complete its customary confirmatory due diligence.

         As you may recall, the December 17, 1999 commitment letter from [_______________](1) contains customary due diligence conditions, including "a satisfactory field examination report of Borrowers and Guarantors, including a verification of outstanding balances on specified accounts receivables, prepared by Lender's auditors, examiners and/or appraisers." [_______________](1) has not confirmed any financial information in the last 30 to 45 days and, in our experience, these due diligence requirements are typical in every asset based financing. We believe that the scope of our lender's due diligence requirements and the information and access that we have requested are the same as the conditions set forth in the GECC loan commitment.

         We very much want to proceed with the Finance Committee in allowing Bull Run (or a newly formed corporation) to make the $10 per share tender offer to Rawlings' stockholders. We believe that this confirmatory due diligence can be completed in a very short period of time. Further, if Rawlings will allow Bull Run and its lender and our respective advisors to have the requested information and access, we are confident that we can resolve promptly all of the remaining issues in the proposal.



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(1) The name of the debt financing source has been redacted to maintain its confidentiality.
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The Finance Committee of the Board of Directors
Rawlings Sporting Goods Company, Inc.
January 13, 2000
Page 2


         We are anxious to proceed with our tender offer and we will continue to use our best good faith efforts to resolve any concerns that the Finance Committee might have. Our objective, in part, is for both Bull Run and Rawlings to avoid the potential embarrassment, business disruption, cost potential litigation and other risks associated with having a tender offer commenced, but not completed.

         I look forward to speaking with you soon.

                                           Sincerely,
                                           Bull Run Corporation


                                           /s/ Robert S. Prather,Jr.
                                           -------------------------------------
                                           Robert S. Prather, Jr.
                                           President and Chief Executive Officer

cc:      Richard L. Easton, Esquire
         Mr. Stephen W. Powell
         Arnold S. Jacobs, Esquire
         Stephen A. Opler, Esquire